Filed Pursuant to Rule 424(b)(5)
Registration No. 333-156873

PROSPECTUS SUPPLEMENT
(to prospectus dated March 16, 2009)

583,333 Shares
Common Stock

We are offering 583,333 shares of our common stock to one investor pursuant to this prospectus supplement and the accompanying prospectus. The purchase price for each share is $1.29. Shares of our common stock are currently traded on the Nasdaq Capital Market under the symbol "ZOOM." On December 13, 2011, the closing sale price of our common stock was $1.29 per share. As of the date of this prospectus, the aggregate market value of our outstanding common stock held by non-affiliates is approximately $22,593,756 based on 23,090,710 shares of outstanding common stock, of which approximately 17,514,539 shares are held by non-affiliates, and a per share price of $1.29 based on the closing sale price of our common stock on December 13, 2011. As of the date hereof, we have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

The information contained or incorporated in this prospectus supplement is accurate only as of its respective date, regardless of the time of delivery of this prospectus supplement or any sale of our securities.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK.
SEE "RISK FACTORS" BEGINNING ON PAGE S-13 OF THIS PROSPECTUS SUPPLEMENT.
	Per Share	Total
Public offering price	$1.29	$752,500
Proceeds, before expenses, to us	$1.29	$752,500

These securities will be sold directly by us without the use of dealers or agents, and no commissions will be paid. The consideration to be received by the Company in the sale of the securities is the cancellation in full of $752,500 of M&A fees owed to Maxim Partners LLC. The Company will not receive "new funds" in connection with the sale. See the sections entitled "Plan of Distribution" and "Use of Proceeds" in this prospectus. We may also describe the plan of distribution for any particular offering of our securities in a prospectus supplement.

We expect to deliver the shares of common stock against payment in New York, New York on December 16, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 14, 2011

ZOOM TECHNOLOGIES, Inc.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus, any free writing prospectus that we have authorized to be distributed to you or information incorporated by reference herein. We have not authorized anyone else to provide you with additional or different information. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus supplement or the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement or the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and the accompanying prospectus applicable to that jurisdiction.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

On January 22, 2009, we filed with the SEC a registration statement on Form S-3 (File No.333-156873) amended March 16, 2009 (the "Registration Statement") utilizing a shelf registration process, which registration statement was declared effective on March 16, 2009. Under such shelf registration process, we registered 750,000 shares of our common stock, of which 166,667 shares were sold on May 28, 2010 pursuant to a prospectus supplement and accompanying prospectus in connection with a takedown from the Registration Statement. As of the date of this prospectus supplement, there are 583,333 shares of our common stock remaining available under the Registration Statement.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date - for example, a document incorporated by reference in this prospectus supplement and the accompanying prospectus - the statement in the document having the later date modifies or supersedes the earlier statement. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of any Current Report on Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus supplement or the accompanying prospectus.

Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, into this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying prospectus to the extent that a statement contained herein, therein or in any other subsequently filed document which also is incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus supplement and the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

We may sell securities through underwriters or dealers, through agents, directly to purchasers or through a combination of these methods. We and our agents reserve the sole right to accept or reject in whole or in part any proposed purchase of securities. The prospectus supplement, which we will provide to you each time we offer securities, will set forth the names of any underwriters, agents or others involved in the sale of securities, and any applicable fee, commission or discount arrangements with them. See "Plan of Distribution."

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to "Zoom" refer to Zoom Technologies, Inc., a Delaware corporation, and to the "Company," "we," "us" and "our" or similar terms refer to Zoom and its consolidated subsidiaries and variable interest entities.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Accordingly, it does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information under "Risk Factors" and the financial statements and the notes thereto included elsewhere in this prospectus before making an investment decision. In this prospectus and any amendment or supplement hereto, unless otherwise indicated, the terms "Zoom", the "Company", the "registrant", "we", "us", and "our" refer and relate to Zoom Technologies, In c.

Corporate Overview

We were incorporated in the state of Delaware on February 29, 2002. Until September 22, 2009, our business was the design, production, marketing, sales, and support of broadband and dial-up modems, Voice over Internet Protocol or "VoIP" products and services, Bluetooth® wireless products, and other communication-related products.

On September 22, 2009, we consummated a share exchange transaction and acquired all the outstanding shares of Gold Lion Holding Limited ("Gold Lion"), a company organized and existing under the laws of the British Virgin Islands ("BVI"). In connection with the share exchange transaction, we spun off its then-existing business to its stockholders, by distributing and transferring all assets and liabilities to its then subsidiary, Zoom Telephonics, Inc., and issuing shares of its then operating subsidiary as a dividend to its stockholders.

The Company, through Gold Lion, is the owner of 100% of Profit Harvest Corporation Ltd., a company organized under the laws of Hong Kong ("Profit Harvest") and through Gold Lion's wholly owned subsidiary, Jiangsu Leimone, is the owner of 80% of TCB Digital, a company organized under the laws of the People's Republic of China ("PRC"). The Company's ownership of TCB Digital increased from 51% to 80% when our Chairman and Chief Executive Officer, Mr. Lei Gu, through Hebei Leimone Technology Company, Ltd. ("Hebei Leimone"), a company controlled by him, exercised an option to purchase an additional 28.97% of TCB Digital and transferred such ownership to the Company on March 29, 2010. The Company issued a total of 2,402,576 shares of common stock to Hebei Leimone's assignees as consideration for such transfer. Profit Harvest serves as the sales and marketing arm of TCB Digital and Jiangu Leimone serves as a complimentary and supplemental manufacturing arm for TCB Digital. Substantially all of the revenues of Zoom are currently generated by TCB Digital and Profit Harvest, and from June 1, 2010 onwards also by Nollec Wireless (see next paragraph). Both TCB Digital and Jiangsu Leimone are in the business of manufacturing, research and development, and sales of electronic components for third generation mobile phones, wireless communication circuitry, GPS equipment, and related software products.

On June 1, 2010 the Company acquired 100% ownership of Silver Tech Enterprises, Ltd ("Silver Tech"), a BVI holding company which owns 100% of Ever Elite Corporation, Ltd ("Ever Elite"), a Hong Kong holding company, which owns 100% of Nollec Wireless, a mobile phone and wireless communication design company located in Beijing, China, founded in June 2007 and organized under the laws of the PRC. The Company purchased all of the outstanding shares of Silver Tech from its previous owners for $10.96 million, comprising of $1.37 million in cash and 1,342,599 newly issued unregistered shares of common stock of Zoom valued at $9.59 million.

Subsequent to the year ended December 31, 2010, the Company through its wholly-owned subsidiary in Hong Kong, Profit Harvest, acquired 100% ownership of Celestial Digital Entertainment, Ltd., ("CDE") a mobile platform video game development company based in Hong Kong. The consideration paid was $1,818,000.00 to be divided by the Volume Weighted Average Closing Price of ZOOM for the 10 consecutive trading days leading up to the day before the date of this Share Exchange Agreement, or $3.75 per share, whichever is greater. This resulted in the issuance of 484,800 shares to acquire CDE.

CDE primarily focuses on development of video games and applications for mobile phones and mobile platforms. CDE has developed over 40 titles for the Apple iPhone and is one of the largest developers of iPhone apps in Asia. The acquisition transaction closed on January 4, 2011, and CDE became a wholly owned subsidiary of Profit Harvest.

On October 12, 2011, we acquired a 55% share of Portables Unlimited LLC ("Portables"), one of the largest exclusive wholesale distributors of T-Mobile products in the United States. Portables has direct access to more than 1,000 retail locations across twenty States selling T-Mobile products, including approximately 100 exclusive T-Mobile carrier locations.

Our principal executive offices are located in the People's Republic of China at Sanlitun SOHO, Building A, 11th Floor, No.8 Workers Stadium North Road, Chaoyang District, Beijing, China 100027; our telephone number is 86-10-5935-9000. Our corporate web site address is www.zoom.com.

The diagram below summarizes our corporate structure:

ZOOM Technologies (Delaware)
100%
Gold Lion Holding (BVI) (1)
100%
Silver Tech Enterprises (BVI)
100%
ZOOM USA Holdings, Inc. (Delaware)
100%
Jiangsu Leimone (WFOE)(2)
100%
Profit Harvest (Hong Kong)(4)
100%
Ever Elite Corporation (Hong Kong)
55%
Portables Unlimited, LLC (New York) (7)
80%
TCB Digital (PRC)(3)
100%
Celestial Digital Entertainment (Hong Kong)(6)
100%
Nollec Wireless Company (PRC)(5)

Notes:

(1) Holding company incorporated in BVI in 2002.

(2) Wholly Foreign Owned Enterprise.

(3) Main operating subsidiary. Tianjin Communication and Broadcasting Group Co., Ltd., a state-owned enterprise, owns 20% of TCB Digital.

(4) Marketing and sales company in Hong Kong.

(5) R&D subsidiary acquired in June 2010.

(6) Hong Kong mobile platform game maker acquired in January 2011.

(7) T-Mobile U.S. wholesale & retail distributors acquired in October 2011.

Description of Business

The Company is a holding company which, through its subsidiaries, engages in the manufacturing, research and development ("R&D"), and sale of electronic and telecommunication products for the latest generation mobile phones, wireless communication circuitry, and related software products. Zoom's subsidiary, Jiangsu Leimone, owns a majority stake of TCB Digital, which offers highly customized and high quality Electronic Manufacturing Service (EMS) for Original Equipment Manufacturer (OEM) customers as well as its Own Brand Manufacturing (OBM) under the brand name of Leimone. The Company's products are both exported from and sold in the PRC. Through its wholly owned subsidiary, Nollec Wireless, the Company also provides state-of-the-art design solutions for mobile handsets, and our R&D clients include Philips, Lenovo, Sonim, Gionee and Borgs.

The Company offers high quality and comprehensive EMS to both domestic and global customers, including, Samsung, Beijing Tianyu Langtong, CECT, Danahar and Spreadtrum. Our primary products include mobile phones, wireless telecommunication modules, digital cameras, cable TV set-top boxes and GPS equipment. In addition, the Company has developed various state-of-the-art mobile phones and Smartphones based on both of the main network technologies: Global System for Mobile Communications, or GSM, and Code Division Multiple Access, or CDMA, and beginning in 2010 also 3G CDMA2000 capable products. Presently, the Company markets its mobile phone products through distributors in China and also supplies GSM, CDMA and 3G CDMA2000 mobile phones to major customers, including one of China's main mobile operators, China Telecom.

Competitive Strengths

We believe our competitive strengths include:

Experienced Management Team & Strong Technology Experts

Our main manufacturing subsidiary, TCB Digital, believes it has a well established and efficient human resource strategy. Under this strategy, TCB Digital is able to develop and maintain a good management team, strong technical professionals, and highly skilled manufacturing operators. TCB Digital believes the combination of TCB Digital's internal development and hiring programs provide it with adequate and stable staffing for various levels of technical and managerial requirements. TCB Digital has a management team with expertise in manufacturing, product development, and marketing. Many managers have working experience and training from leading firms in the industry such as Motorola, BenQ, Samsung, Pemstar, Mitsum, and Foxconn. With respect to manufacturing, TCB Digital believes it has developed and maintained a highly efficient manufacturing operator team with strong discipline. Furthermore, TCB Digital believes it has a strong product research and development team that has demonstrated talent in developing state-of-art mobile devices that can meet market needs.

Location Advantage

TCB Digital is located in Tianjin, China, which is located in the middle of Bo Hai Electronic Development Base. China's central government recently established the "Bo Hai Economic Zone" which has been divided into several regions with specific development directions. Bo Hai Electronic Development Base is one of these newly identified regions, which has a well-established transportation system and strong industrial foundation.

Advanced Manufacturing Facility & Process

Our Company has a total of 14 SMT (Surface Mounting Technology) production lines, 12 assembly and testing lines, and about $4 million (net of depreciation) worth of advanced equipment to meet customers' different levels of technical requirements. Our current production lines have the capacity to manufacture up to 13 million units annually.

Quality Control System & Workflow

TCB Digital has implemented quality control systems and workflow systems to ensure it provides products that meet the standards of our customers and the regulations of China. TCB Digital is ISO 9000 and ISO 14000 certified and passed the requisite annual audits. TCB Digital is also OHSAS 18001 certified for compliance with the international occupational health and safety management system specification as mandated by OSHA, the Occupational Safety and Health Administration.

Marketing Capability

Our Company has a sales and marketing team consisting of approximately 100 employees that a) sell our own branded products to mobile operators such as China Telecom and also to independently owned retail distribution channels, and b) develop and maintain business relationships with our contract manufacturing clients. We also work directly with distributors for export of products to Asian, South American and Middle-Eastern countries.

Strategy

Our goal is to become the leading mobile phone manufacturing company in China. Our strategy is to strengthen our position as an innovative mobile phone producer and as an Electronic Manufacturing Service provider to customers in China and overseas. To meet this challenge, we intend to continue to develop our finished mobile product offerings, and broaden the scope of our marketing efforts as follows:

Product Offerings. Our strategy to develop and expand our finished mobile product offerings includes:

Continue to expand and improve our manufacturing facilities.

We intend to complete the construction of our new manufacturing headquarters for expansion of our manufacturing capacity and improvement in efficiency in at the plant level.

Develop and manufacture mobile phones for mobile phone OEM customers and China's operators.

TCB Digital is able to design, develop and manufacture innovative GSM, CDMA and TD SCDMA mobile phones by leveraging its own resources and facilities. TCB Digital develops, manufactures and delivers the finished mobile products to the customers under the customers' brands and based on customers' requirements and specifications. In 2010, TCB Digital custom made three models of 3G mobile phones for China Telecom, one of the top mobile service providers in China. These custom made models are sold through China Telecom's retail network and carry both logos of China Telecom and our own brand of "Leimone".

Strengthen design and development capabilities in mobile phones

Our R&D subsidiary, Nollec Wireless, focuses on developing mobile phones based on GSM, CDMA, WCDMA and TD- SCDMA core technologies for both China and overseas markets. To meet the changing needs of its customers and to maintain the competitive advantage of its products, we intend to continue to improve and strengthen our development and design capabilities. We plan to continue investing resources to maintain an experienced and skilled design team to preserve competitiveness within a frequently changing and challenging industry landscape.

We will continue to focus on refining our EMS processes, maintaining high quality control processes, adding new manufacturing technology, and enhancing our operations team. In addition, we will continue to monitor market movement, including customers' requirements, adjusting our business model to better cope with these changes while maintaining profit margins. We will attempt to increase our future revenues and profits by enhancing strong customer relationships and expanding the range of services we offers to our customers. We believe growing with our clients will enable us to promote our reputation and expand our geographic presence.

Entrance of our Zoom branded mobile phones into the U.S. market

Our recently acquired U.S. subsidiary, Portables Unlimited, is a distributor of cellular services and products in the U.S. for T- Mobile USA. Through Portables' retail channel, we plan to sell our proprietary products into the U.S. market, including GSM and advanced smart phones at competitive prices.

Enhance strong customer relationships into new opportunities.

We will continue to focus on refining our EMS processes, maintaining high quality control processes, adding new manufacturing technology, and enhancing our operations team. In addition, we will continue to monitor market movement, including customers' requirements, adjusting our business model to better cope with these changes while maintaining profit margins. We will attempt to increase our future revenues and profits by enhancing strong customer relationships and expanding the range of services we offers to our customers. We believe growing with our clients will enable us to promote our reputation and expand our geographic presence.

Further expand market and sales channel

Currently we have mobile phone distributors and after-sales service centers at the national, provincial and municipal levels with 280 sites in China. Our distributors together with the mobile operators, sold over 700,000 units of our own branded products in the year 2010 as compared to only about 40,000 units in 2009. We continue to emphasize the importance of the market potentials in tier 3 and tier 4 cities and towns with population from 2,000,000 down to 600,000, as we believe these are areas that offer significant growth. We intend to invest in further expansion of our marketing and sales channels in these smaller cities and rural areas.

Products and Technology

Our main manufacturing subsidiary, TCB Digital, developed and produced GSM and CDMA mobile phones, wireless data modules, cable TV boxes and GPS equipment since 2004, and Gold Lion's Jiangsu Leimone subsidiary has produced this type of electronic equipment since 2008. In 2010, TCB Digital custom made three models of 3G CDMA2000 mobile phones for China Telecom, one of the top mobile operators in China. These models are sold through China Telecom's retail network and carry both logos of China Telecom and our own brand of "Leimone". On the EMS side, we continued to experience increases in volume from our OEM customers such as Beijing Tianyu Langtong which markets its products under the brand name of K-Touch.

Our Major Customers:

		% of Zoom
Major Customers in 2010	$ (millions)	Revenues

Beijing Tianyu Langtong Communication Equipment Co. Ltd.	27.9	11%
Beijing Baina Wei'er Science and Technology Co., Ltd.	29.3	12%
Larson Limited	52.3	21%

		% of Zoom
Major Customers in 2009	$ (millions)	Revenues

Beijing Baina Wei'er Science and Technology Co., Ltd.	57.9	31%
CEC CoreCast Technology Co., Ltd.	30.5	16%

Our Major Suppliers:

Major Suppliers in 2010	$ (millions)	% of Total

Beijing Beny Wave Science & Technology Co., Ltd.	57.3	24%
Leimone (Tianjin) Industrial Co., Ltd.	63.9	26%
Tianjin 712 Communication and Broadcasting Co., Ltd.	27.6	11%

Major Suppliers in 2009	$ (millions)	% of Total

Beijing Tianyu Communication Equipment Co., Ltd.	42.3	25%
CEC Corecast Technology Co., Ltd.	29.6	17%

Our major customers and suppliers of are large enterprises with multiple divisions that are engaged in the businesses of manufacturing and sales of communication devices and components. Some of these companies are our customers and also our suppliers.

Sale and Marketing

Mobile Phone Business

Our Company markets mobile phone products by two different strategies. One approach is to develop and manufacture mobile phones for mobile phone OEM customers. In this approach, based on a customer's requirements and specifications TCB Digital develops, manufactures and ships the finished mobile product to the customer under the customer's brand. TCB Digital developed several strategic mobile phone OEM customers in China including Beijing Tianyu Langtong and CECT.

Our second approach is to sell mobile phones under our Leimone brand name. For sales of its Leimone-branded mobile phone handsets, we have distributors and after-sales service centers at the national level, provincial level and municipal level in 280 locations in China. We believe the market potential in tier 3 and tier 4 cities (population from 2,000,000 down to 600,000) in China has repetitively grown significantly. Our Company adjusted its distribution strategy to sell products not only to distributors at the provincial level, but also to agents at the municipal level in some provinces. We believe these municipal agents are better adapted than the provincial distributors to extend their distribution networks into tier 3 and tier 4 markets.

We have commenced the export of mobile phones to overseas markets by setting up a sales office in Hong Kong to promote sales of mobile phones in countries in Asia, South America and the Middle East. We are also actively participating in bids held by China Mobile, China Telecom and China Unicom in order to directly sell mobile phones to these large mobile operators.

EMS Business

TCB Digital started providing EMS services to electronic product and mobile phone product OEM customers in 1999. Over the past 11 years, TCB Digital has been providing EMS to many domestic and global customers. We believe we have a well-established sales and support network throughout the country that can provide effective and comprehensive after-sales services.

Competition

The market for mobile phone product is intensely competitive. We face significant competition from a number of competitors, including domestic mobile handset producers such as Foxconn, BYD Company Ltd., Suzhou Yulang (Jurong) Technologies, Newtronics, Hangzhou Dongxin Electronic Co. Ltd, Hangzhou Jinling Technologies, Ba Fang Dian Zi, and Tianjin Hi-P. We believe that our competitive advantages include our experience in the telecommunications terminal area, our distribution network, in-house and external research and development capacity, and our reputation. For the EMS business area, competition is from other EMS providers based in Northern China. We believe our competitive advantages include our quality control emphasis and wide range of customized services.

Employees

Currently Zoom Technologies has approximately 1,800 total employees, mostly in Tianjin city, including approximately 1,000 EMS manufacturing operators, 100 sales executives, 80 research and development engineers, 100 after-sales service technicians, and other support staff and management personnel. Jiangsu Leimone's manufacturing equipment has been relocated into TCB Digital's facilities. Included in our head count are about 240 persons employed by our R&D subsidiary, Nollec Wireless. Portables Unlimited in the U.S. employees about 30 persons. Our employees do not have a collective bargaining agreement and we believe our relationship with our employees is good.

Properties

Our corporate headquarters are located at Sanlitun SOHO, Building A, 11th Floor, No.8 Workers Stadium North Road, Chaoyang District, Beijing 10027, China. This leased office space is about 1,800 square meters and the lease expires in July 2013.

TCB Digital leases properties with a total area of 18,678 square meters in the City of Tianjin, China. TCB Digital believes its existing facilities and equipment are well maintained and in good operating condition, and are sufficient to meet its needs for the foreseeable future. TCB Digital's current lease expires in 2012. We have already paid a deposit of $10.11 million for a new manufacturing plant which is currently under construction at the Airport Development Zone in Tianjin; and occupancy at the new site is expected in the second half of 2012.

Portables Unlimited leases its office space of approximately 20,000 square feet at 136 First Street, Nanuet, NY 10954, U.S.A. from a related party, plus leases two warehouses and 30 retail stores and kiosks. These leases expire at various dates through 2017.

Legal Proceedings

We are not a party to any material legal proceedings nor are we aware of any circumstance that may reasonably lead a third party to initiate legal proceedings against us.

Changes in and Disagreements with Accountants

As reported in the Company's Current Report on Form 8-K dated October 2, 2009, and amended October 23, 2009, effective September 28, 2009, Zoom Technologies, Inc. (the "Company") dismissed UHY LLP as our independent registered public accounting firm and appointed Goldman Parks Kurland Mohidin LLP as our new independent registered public accounting firm. The audit committee of our board of directors approved the termination of UHY LLP and the appointment of Goldman Parks Kurland Mohidin LLP as the Company's new independent registered public accounting firm.

On September 22, 2009, we closed on a merger with Gold Lion Holding Limited and simultaneous spin-out of our subsidiary, Zoom Telephonics, Inc., which had the effect of making the business of Gold Lion Holding Limited the primary business of the Company. Goldman Kurland Mohidin LLP had been the independent auditors of Gold Lion Holding Limited prior to the merger, and will now be our new independent auditors.

UHY LLP's report on the financial statements of the Company for the fiscal years ended December 31, 2008 and 2007 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle, except for a modification for a going concern uncertainty.

During the fiscal years ended December 31, 2008 and 2007 and through September 28, 2009, there have been no disagreements with UHY LLP (as defined in Item 304(a)(1)(iv) of Regulation S-K) on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of UHY LLP, would have caused it to make reference thereto in its report.

During the fiscal years ended December 31, 2008 and 2007 and through September 28, 2009, there were no reportable events as defined in Regulation S-K Item 304(a)(1)(v).

We provided UHY LLP with a copy of the foregoing disclosures and requested UHY LLP to furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of UHY LLP's response letter, dated October 23, 2009, is attached as Exhibit 16.1 to this Form 8-K/A filed with the SEC on October 23, 2009.

During the fiscal years ended December 31, 2008 and 2007 and through September 28, 2009, neither the Company nor anyone on behalf of the Company has consulted with Goldman Kurland Mohidin LLP regarding either:

1. The application of accounting principles to specified transactions, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and neither was a written report provided to the Company nor was oral advice provided that Goldman Kurland Mohidin LLP concluded was an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue; or

2. Any matter that was either the subject of a disagreement or a reportable event, as each term is defined in Items 304(a)(1)(iv) or (v) of Regulation S-K, respectively

Indemnification of Directors and Officers

In connection with the Share Exchange, the Registrant did not amend its Articles of Incorporation or Bylaws.

Our Certificate of Incorporation and Bylaws authorize us to indemnify our directors, officers, employees and agents against expenses (including attorneys' fees), liabilities and other matters incurred in connection with any action, suit or proceeding, to the fullest extent permitted by Section 145 of Delaware General Corporation Law. In addition, our Certificate of Incorporation provides our directors shall not be personally liable to us or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing, a director shall be liable to the extent provided by applicable law (i) for breach of the director's duty of loyalty to us or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

We may also advance all reasonable expenses which were incurred by or on behalf of a present director or officer in connection with any proceeding to the fullest extent permitted by applicable law.

The Bylaws also permit us to enter into indemnity agreements with individual directors, officers, employees, and other agents. Any such agreements, together with the Bylaws and Certificate of Incorporation, may require us, among other things, to indemnify directors or officers against certain liabilities that may arise by reason of their status or service as directors (other than liabilities resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, and to obtain and maintain directors' and officers' insurance if available on reasonable terms.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Recent Events

On October 12, 2011, we and Zoom USA Holdings, Inc., our newly formed wholly-owned subsidiary ("Zoom Sub") entered into a Securities Purchase Agreement to purchase from The Cellular Network Communications Group, Inc. ("CNCG") a 50% interest in Portables Unlimited LLC ("Portables"), an exclusive wholesale distributor of T-Mobile products in the United States. As consideration of the 50% interest in Portables, we (i) issued an aggregate of 1,494,688 shares of our common stock (the "Equity Consideration") to the principals of CNCG and (ii) through Zoom Sub, issued a promissory note in the principal amount of $500,000 payable to CNCG. The promissory note accrues interest at 2% per annum and matures three years from the date of issuance.

The Equity Consideration will be held in escrow until the earlier of (i) the date that Portables provides to us financial statements for Portables' third quarter ended September 30, 2011 or (ii) January 15, 2012.

In addition, Zoom Sub purchased an additional 5% interest in Portables for $750,000, to be paid within thirty days of the closing date.

Further, in connection with the transaction, we assumed the responsibility for repaying certain indebtedness owed by Portables to T-Mobile USA, Inc. in the amount of $4,757,187.36 (the "T-Mobile Indebtedness"), and agreed to arrange for a $500,000 letter of credit in the name of Portables to secure obligations of Portables to T-Mobile. The T-Mobile Indebtedness is payable under the following schedule: $2,500,000 is due on November 10, 2011 (the "Initial Payment"), $1,400,000 is due on December 10, 2011 (the "Second Payment"), and the remaining $857,186.36 is due on December 20, 2011 (the "Final Payment"). If the Initial Payment and Second Payment are made in a timely manner, T-Mobile will waive the Final Payment. If the Final Payment is waived, we agree to pay other outstanding indebtedness of Portables in the amount of $4,500,000, less the amount of T-Mobile Indebtness paid off.

THE OFFERING

Common stock offered by us	583,333 shares
Common stock to be outstanding after this offering	23,674,043 shares
Use of proceeds

The proceeds from the sale of the 583,333 at a price of $1.29 per share is the cancellation of $752,500 in fees owed to Maxim Partners LLC in connection with their role as M&A advisor in the Company's acquisition of Portables Unlimited in October 2011. The Company will not receive "new funds" in connection with the sale. See "Use of Proceeds."

Risk factors	See "Risk Factors" beginning on page 15 for a discussion of factors you should consider carefully before deciding to invest in our common stock.
NASDAQ Capital Market symbol	ZOOM
Transfer agent	Computershare, 330 N. Brand Blvd., Suite 701, Glendale, CA 91203-2149

The number of shares of our common stock outstanding after this offering is based on the shares of common stock outstanding as of the date of this prospectus supplement. Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes the following:

•

1,757,000 shares of our common stock issuable upon exercise of stock options outstanding under our 2009 Equity Incentive Compensation Plan as of that date, at a weighted average exercise price of $3.59 per share and 743,000 shares of our common stock available for future grant or issuance pursuant to such plan; and

•

131,350 shares of our common stock issuable upon exercise of stock options outstanding under our company's prior plans that were in place prior to the reverse acquisition on September 22, 2009, at a weighted average exercise price of $1.79 per share; and

•	4,466,190 shares of our common stock issuable upon the exercise of warrants outstanding as of that date, at a weighted average exercise price of $4.09 per share.

Summary Financial Data

The following table sets forth our summary consolidated financial data for the periods indicated. The consolidated statement of operations data for each of the years in the two-year period ended December 31, 2010 and 2009 have been derived from our audited financial statements, which are incorporated by reference into this prospectus supplement and accompanying prospectus. Our unaudited financial statements include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of the data set forth in such financial statements. You should read this summary consolidated financial data with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, each incorporated by reference into this prospectus supplement and accompanying prospectus. These operating results are not necessarily indicative of our operating results for any future period.

Summary Financial Data
Results of Operations for the years ended December 31, 2010 & 2009

	2010	2009	Change	%

Net revenues	$ 252,589,072	$ 189,055,742	$ 63,533,330	34%
Cost of goods sold	224,884,782	177,653,678	47,231,104	27%

Gross profit	27,704,290	11,402,064	16,302,226	143%

Selling, general and administrative expenses	4,917,234	3,061,193	1,856,041	61%
Research and development expenses	3,251,209	-	3,251,209	n.a.
Non-cash equity-based compensation	1,688,372	44,480	1,643,892	3696%
Other expenses, net	1,005,846	641,681	364,165	57%

Income before income taxes and noncontrolling interest	16,841,629	7,654,710	9,186,919	120%

Income tax expense	3,832,772	1,231,180	2,601,592	211%
Income attributable to noncontrolling interest	183,253	180,383	2,870	2%

Net income attributable to Zoom Technologies Inc	12,825,604	6,243,147	6,582,457	105%

Other comprehensive income Zoom Technologies, Inc.	650,230	(32,852)	683,082
Other comprehensive income noncontrolling interest	103,203	-	103,203.00

Comprehensive income Zoom Technologies, Inc.	$ 13,475,834	$ 6,210,295	$ 7,265,539
Comprehensive income noncontrolling interest	$ 286,456	$ 180,383	$ 106,073

Summary Financial Data
Results of Operations for the nine months ended September 30, 2011 & 2010

	Nine Months Ended September 30
	2011	2010	Change	%

Net revenues	$ 167,358,736	$ 166,011,921	$ 1,346,815	1%
Cost of goods sold	148,401,121	149,881,942	(1,480,821)	-1%

Gross profit	18,957,615	16,129,979	2,827,636	18%

Selling, general and administrative expenses	5,229,193	3,135,184	2,094,009	67%
Research and development	4,459,110	689,682	3,769,428	547%
Non-cash equity-based compensation	977,650	1,217,398	(239,748)	-20%
Other expenses, net	1,293,059	729,368	563,691	77%

Income before income taxes and noncontrolling interest	6,998,603	10,358,347	(3,359,744)	-32%

Income taxes	2,045,371	2,445,237	(399,866)	-16%
Income (loss) attributable to noncontrolling interest	(70,016)	181,491	(251,507)	-139%

Net income attributable to Zoom Technologies, Inc.	5,023,248	7,731,619	(2,708,371)	-35%

Foreign currency translation gain - Zoom Technologies, Inc.	920,551	531,115
Foreign currency translation gain - Noncontrolling interest	102,507	-

Comprehensive income Zoom Technologies, Inc.	$ 5,943,799	$ 8,262,734
Comprehensive income noncontrolling interest	$ 32,491	$ 181,491

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus and the documents we have filed with the SEC that are incorporated by reference into this prospectus supplement and the accompanying prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that involve risks and uncertainties. Any statements contained, or incorporated by reference, in this prospectus supplement and the accompanying prospectus that are not statements of historical fact may be forward-looking statements. When we use the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and other similar terms and phrases, including references to assumptions, we are identifying forward-looking statements. Forward-looking statements involve risks and uncertainties which may cause our actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements.

RISK FACTORS

An investment in our company is extremely risky. You should carefully consider the following risks, in addition to the other information presented in this prospectus before deciding to buy or exercise our securities. If any of the following risks actually materialize, our business and prospects could be seriously harmed, the price and value of our securities could decline and you could lose all or part of your investment.

Our business, operations and financial condition are subject to various risks. Some of these risks are described below and you should take these risks into account in making a decision to invest in our Common Stock. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned and our financial condition and operating results could be seriously harmed. In that case, the market price of our Common Stock could decline and you could lose all or part of your investment in our Common Stock.

Risks Related to Our Business

The operating businesses that we own indirectly through our subsidiaries, inclusive of TCB Digital, Jiangsu Leimone, Profit Harvest, Nollec Wireless, and Celestial Digital Entertainment (collectively the "Zoom Operating Group") including sales, results of operations, and reputation could be materially adversely affected if it fails to efficiently manage its manufacturing operations without interruption, or fails to ensure that its products meet the expectations of its distributors and end-user customers.

Operation of Zoom Operating Group requires successful execution of complex manufacturing processes, including surface mount technology ("SMT"), precision assembly, calibration and testing, as well as software design and integration solutions. The disruption of any of these could interrupt its revenue generation and have a material and adverse effect on Zoom Operating Group's relationships with distributors and end-user customers, TCB Digital and Jiangsu Leimone's brand names, and its financial performance. TCB Digital and Jiangsu Leimone's manufacturing operations involve raw material and component sourcing from third parties, internal assembly processes, and distribution processes. These operations are modified on a regular basis in an effort to improve manufacturing and distribution efficiency and flexibility. Zoom Operating Group may experience difficulties in coordinating its supplies of components and raw materials to meet the demand for its products, increasing or decreasing production at its facilities in response to demand, adopting new manufacturing processes, finding a timely way to develop the best technical solutions for new products, or achieving manufacturing efficiency and flexibility. Zoom Operating Group may experience delays in adjusting or upgrading production at its facilities when it introduces new models, delays in expanding manufacturing capacity, failure in its manufacturing processes, or failure by its business partners to adequately perform the services it has outsourced to them, which in turn may have a material adverse effect on Zoom Operating Group's sales and results of operations. In addition, a failure or an interruption could occur at any stage of Zoom Operating Group's product development, manufacturing and delivery processes, resulting in products not meeting the expectations of its distributors and end customers, which could have a material adverse effect on Zoom Operating Group's sales, results of operations, and reputation.

Zoom Operating Group's results of operations, particularly its profitability, may be materially adversely affected if it does not successfully manage price erosion and is not able to manage costs related to its products and operations.

Selling price erosion is a characteristic of the mobile handset and electronics industries, and the products offered by Zoom Operating Group are subject to natural price erosion over time. If Zoom Operating Group is not able to lower its costs at the same rate or faster than this selling price erosion, and to introduce new cost-efficient products with higher prices in a timely manner, as well as manage costs related to its products and operations generally, this will have a material adverse effect on its business and results of operations, particularly its profitability. Because our margins are already very thin, even minor price erosions, if not offset by increased efficiencies, will drastically reduce our profitability.

Zoom Operating Group relies primarily on its distributors for marketing and sale of its products at the provincial and local levels and for after-sales support of its products. Because Zoom Operating Group has limited influence over its distributors, it cannot be certain that their marketing and after-sale support of its products will be adequate to meet Zoom Operating Group's sales requirements and to protect Zoom Operating Group's brand and reputation.

Zoom Operating Group now has distributors and after-sales service centers at the national level, provincial level and municipal level in 31 provinces in China. Zoom Operating Group grants its distributors the right to use its brand name and logo when they market Zoom Operating Group's products within their respective sales territories or channels and when they provide after-sales support to Zoom Operating Group's end-user customers. However, Zoom Operating Group's contractual arrangements with its distributors do not provide Zoom Operating Group with control over their everyday business activities, and one or more of its distributors may engage in activities that are prohibited under Zoom Operating Group's contractual arrangements with them, that violate Peoples' Republic of China ("PRC") laws and regulations governing the mobile handset industry or other PRC laws and regulations generally, or that are otherwise harmful to Zoom Operating Group's business or reputation in the industry. Further, because we are relatively new at marketing our Leimone brand, and our Leimone brand does not have the brand recognition of other brands in the industry, we have and will continue to rely heavily on the marketing efforts of these distributors.

Zoom Operating Group maintains inventories of raw materials, components and handsets, and its inventories may decline in value or become obsolete.

The rapid technological change in Zoom Operating Group's industry, the short product life cycle of its handsets, its limited forecasting experience and processes, and the competitive nature of its target markets make forecasting Zoom Operating Group's future sales and operating results difficult. Zoom Operating Group's expense levels are based, in part, on its expectations regarding future sales. In addition, to enable Zoom Operating Group to promptly fill orders, it maintains inventories of raw materials, components and handsets. As a result, Zoom Operating Group has to commit to considerable costs in advance of anticipated sales. Any significant shortfall of sales may result in Zoom Operating Group maintaining higher levels of inventories of raw materials, components, and finished goods than it requires, thereby increasing its risk of inventory obsolescence and corresponding inventory write-downs and write-offs. Zoom Operating Group cannot guarantee that such write-downs will be adequate to cover all losses resulting from inventory obsolescence.

Zoom Operating Group plans to market its products to countries outside of China, which may subject it to various economic, political, regulatory, legal and foreign exchange risks.

Zoom Operating Group currently sells substantially all of its products in China. Zoom Operating Group also plans to selectively enter into markets outside China where it identifies an opportunity to sell differentiated products and where it believes it will be able to realize a reasonable return on investment. The marketing, distribution and sale of its mobile handsets overseas exposes Zoom Operating Group to a number of risks, including:

  fluctuations in currency exchange rates of the U.S. dollar and other foreign currencies against the Renminbi;
  difficulty in engaging and retaining distributors and agents who are knowledgeable about, and can function effectively in, overseas markets;
  difficulty in designing products that are compatible with communications and product standards in foreign countries, and in attaining the required certifications for those products;
  longer accounts receivable collection periods and greater difficulty in accounts receivable collection;
  increased costs associated with maintaining marketing and sales activities in various countries;
  difficulty and costs relating to compliance with unexpected changes in regulatory requirements and different commercial and legal requirements in the jurisdictions in which Zoom Operating Group offers its products;
  inability to obtain, maintain or enforce intellectual property rights; and
  changes to import and export regulations, including quotas, tariffs and other trade barriers, delays or difficulties in obtaining export and import licenses, potential foreign exchange controls and repatriation controls on foreign earnings, exchange rate fluctuations, and currency conversion restrictions.

If Zoom Operating Group is unable to effectively manage these risks, its ability to conduct or expand its business abroad would be impaired; and this may in turn have a material adverse effect on Zoom Operating Group's business, financial condition, results of operations, and prospects.

Zoom Operating Group's operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Zoom Operating Group's operating results are difficult to predict and may fluctuate significantly from period to period based on a number of factors such as the launch of new products in a given period, the seasonality of its mobile handset sales, the short life-cycle of any given handset model due to rapid technological advances, a possible deterioration of economic conditions in China, and potential changes to the regulation of the mobile handset industry in China. As a result, you may not be able to rely on period-to-period comparisons of Zoom Operating Group's operating results as an indication of its future performance. If its revenues for a particular period are lower than Zoom Operating Group expects, its may be unable to reduce its fixed costs and operating expenses for that period by a corresponding amount, which would negatively impact its operating results for that period relative to its operating results for other periods.

Zoom Operating Group has not applied for patents or registered copyrights for most of its intellectual property; and its failure to adequately protect its intellectual property rights may undermine its competitive position.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Zoom Operating Group relies primarily on trade secrets and other contractual restrictions to protect its intellectual property. Zoom Operating Group has not applied for patents or registered copyrights in China for most of its inventions, original works of authorship, developments, and improvements relating to the mobile handsets it produces. The actions Zoom Operating Group has taken to protect its intellectual property rights may not be adequate to provide it with meaningful protection or commercial advantage. As a result, third parties may use the technologies that it has developed and compete with Zoom Operating Group, which could have a material adverse effect on its business, financial condition and operating results.

Litigation to protect Zoom Operating Group's intellectual property rights may be costly.

Policing unauthorized use of proprietary technology can be difficult and expensive. Litigation may be necessary to enforce Zoom Operating Group's intellectual property rights and the outcome of any such litigation may not be in Zoom Operating Group's favor. Given the relative unpredictability of China's legal system and potential difficulties in enforcing a court judgment in China, there is no guarantee that Zoom Operating Group would be able to halt the unauthorized use of its intellectual property through litigation in a timely manner.

Furthermore, any such litigation may be costly and may divert management attention away from Zoom Operating Group's business and cause it to expend significant resources. An adverse determination in any such litigation will impair Zoom Operating Group's intellectual property rights and may harm its business, prospects and reputation. In addition, Zoom Operating Group has no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent it is unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse impact on Zoom Operating Group's business, financial condition and results of operations.

Zoom Operating Group may be exposed to infringement or misappropriation claims by third parties which, if determined adversely against it, could disrupt its business and subject it to significant liability to third parties, as well as have a material adverse effect on its financial condition and results of operations.

Zoom Operating Group's success depends, in large part, on its ability to use and develop its technology, know-how and product designs without infringing upon the intellectual property rights of third parties.

Zoom Operating Group's products include increasingly complex technology and, as the amount of such technologies and the number of parties claiming rights continue to increase; the possibility of alleged infringement and related intellectual property claims against it continues to rise. The holders of patents and other intellectual property rights potentially relevant to Zoom Operating Group's product offerings may be unknown to Zoom Operating Group, or may otherwise make it difficult for Zoom Operating Group to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by Zoom Operating Group that are subject to infringement or other corresponding allegations or claims by others which could damage its ability to rely on such technologies. In addition, although Zoom Operating Group endeavors to ensure that companies that work with it possess appropriate intellectual property rights or licenses, Zoom Operating Group cannot fully avoid the risks of intellectual property rights infringement created by suppliers of components used in its products or by companies with which it works in cooperative research and development activities. Since technology standards, including those used and relied on by Zoom Operating Group, typically involve intellectual property rights, Zoom Operating Group cannot fully avoid risks of a claim for infringement of such rights due to its reliance on such standards. Zoom Operating Group believes that the number of third parties declaring their intellectual property to be relevant to these standards - for example, those standards related to 3G mobile communication technologies as well as other advanced mobile communications standards - is increasing, which may increase the likelihood that Zoom Operating Group will be subject to such claims in the future. While Zoom Operating Group believes that any such intellectual property rights declared and found to be essential to a given standard carry with them an obligation to be licensed on fair, reasonable and non-discriminatory terms, not all intellectual property owners agree on the meaning of that obligation and, thus, costly and time-consuming litigation over such issues may result in the future.

As Zoom Operating Group continues to market and sell its products throughout China, and as litigation becomes more common in China, Zoom Operating Group may face a higher risk of becoming subject to claims for intellectual property infringement. While Zoom Operating Group has not, to date, become subject to these types of claims, it is possible that it may, in the future, become subject to such intellectual property infringement claims. Regardless of whether such claims have merit or are decided in its favor, any such litigation could have a negative impact on Zoom Operating Group brand, reputation and ability to conduct its business and sell some or all of its products.

Zoom Operating Group's sales and profitability depend on the continued growth of the mobile telecommunications industry, especially in China, and if the mobile telecommunications industry does not grow as Zoom Operating Group expects or grows at a slower speed than Zoom Operating Group expects, its sales and profitability may be materially adversely affected.

Zoom Operating Group derives substantially all of its revenues from sales of mobile handsets in China. The continued development of its business depends, in large part, on continued growth in the mobile telecommunications industry, especially in China, in terms of the number of existing mobile subscribers who upgrade or replace their existing mobile handsets, the number of new subscribers, and increased usage. Although China's wireless telecommunication industry has grown rapidly in the past, and although China government has granted 3G licenses to operators, the wireless telecommunication industry may not continue to grow at the same growth rate in the future or to grow at all.

Furthermore, Zoom Operating Group's sales and profitability are also affected by the extent to which there is increasing demand for, and development of, value-added services, leading to opportunities for it to successfully market mobile handsets that feature those services. To a certain extent, Zoom Operating Group is dependent on third-party mobile telecommunication operators to successfully introduce these value-added services that encourage end users to upgrade or replace their mobile handsets. For instance, mobile telecommunication operators in China are upgrading their networks to offer 3G wireless telecommunication services, which will lead to increased demand for enhanced wireless value-added services and, therefore, increased demand for mobile handsets with more advanced technologies in China. Therefore, if mobile telecommunication operators are not successful in their attempts to introduce new services, increase the number of subscribers, stimulate increased usage and drive replacement sales, its business and results of operations could be materially adversely affected.

These developments in its industry are, to a large extent, outside of Zoom Operating Group's control; and any reduced demand for wireless voice and data services, any other downturn, or other adverse changes in China's wireless telecommunication industry could severely harm its business.

Changes in the regulatory environment for telecommunications systems and services, especially in China, could negatively impact Zoom Operating Group's business.

The telecommunications industry in China is heavily regulated, and regulatory changes may affect both Zoom Operating Group and its customers. For example, changes in regulations that impose more stringent standards for the production of mobile handsets could adversely affect Zoom Operating Group business. Similarly, tariff regulations that affect the pricing of new services offered by mobile telecommunication operators could also affect their ability to invest in network infrastructure, which in turn could affect the sales of Zoom Operating Group's mobile handsets. License fees, environmental, health and safety, privacy and other regulatory changes may increase costs and restrict operations of mobile telecommunication network operators and service providers. The indirect impact of such changes could affect Zoom Operating Group's business adversely even though the specific regulations may not directly apply to it or its products.

China Ministry of Industry and Information Technology ("MIIT") has broad discretion and authority to regulate all aspects of the telecommunications and information technology industries in China, including managing spectrum, setting mobile handset specifications and standards, approving the adoption of new technologies such as 3G, and drafting laws and regulations. MIIT also determines the forms and types of services that may be offered by telecommunication companies to the public, the rates that are charged to subscribers for those services, and the content of material available in China over wireless services, including Internet content. In addition, China's telecommunication regulatory framework is still at a relatively early stage of development, and prone to directional shifts and major structural changes. The PRC government is in the process of drafting a national telecommunication law, which may include new legislation governing the mobile handset industry. If MIIT sets standards with which Zoom Operating Group is unable to comply or which would render Zoom Operating Group's products uncompetitive, its ability to sell products could be severely limited, resulting in substantial harm to Zoom Operating Group's operations.

Zoom Operating Group depends on its key personnel, and its business and growth may be severely disrupted if it loses their services. Zoom Operating Group may also have difficulty attracting and retaining qualified management and research and development personnel.

Zoom Operating Group's future success depends substantially on the continued services of its key personnel. Zoom Operating Group relies on key personnel's experience in the mobile handset manufacturing industry, in similar business operations, in sales and marketing, and on their relationships with Zoom Operating Group's shareholders, customers, and suppliers. If Zoom Operating Group loses the services of one or more of these key personnel, it may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional expenses to recruit and retain new officers, which could severely disrupt its business and growth.

In addition, if any of these key personnel joins a competitor or forms a competing company, Zoom Operating Group may lose some of its customers. Zoom Operating Group has entered into employment agreements with each of these key personnel, which contain confidentiality and non-competition provisions. However, if any disputes arise between these key personnel and Zoom Operating Group, it is not clear what the court decisions will be and the extent to which these court decisions could be enforced in China, where all of these key personnel reside and hold some of their assets. Furthermore, as Zoom Operating Group expects to continue to expand its operations and develop new products, Zoom Operating Group will need to continue attracting and retaining experienced management and key research and development personnel.

Competition for management and research and development personnel in the mobile handset market in China is intense, and the availability of suitable and qualified candidates is limited. In particular, Zoom Operating Group competes to attract and retain qualified research and development personnel with other mobile handset manufacturers, universities and research institutions. Competition for these individuals could cause Zoom Operating Group to offer higher compensation and other benefits in order to attract and retain them, which could have a material adverse effect on Zoom Operating Group's financial condition and results of operations. Zoom Operating Group may also be unable to attract or retain the personnel necessary to achieve its business objectives, and any failure in this regard could severely disrupt its business and growth.

Fluctuations in exchange rates could adversely affect Zoom Operating Group's business.

Because substantially all of its earnings are denominated in Renminbi, any appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect Zoom Operating Group's balance sheet position and financial results reported in U.S. dollar terms without giving effect to any underlying change in its business or results of operations. In addition, fluctuations in the exchange rate between the U.S. dollar and the Renminbi would affect the relative purchasing power of Zoom Operating Group's U.S. dollar denominated cash assets and the Renminbi value of Zoom Operating Group's U.S. dollar denominated bank borrowings. Fluctuations in the exchange rate will also affect the relative value of any dividend Zoom Operating Group may issue that will be exchanged into U.S. dollars, and will affect the earnings from and value of any U.S. dollar-denominated investments it makes in the future.

Zoom Operating Group's competitive position could decline if it is unable to obtain additional financing to acquire businesses or technologies that are strategic for its success, or otherwise execute its business strategy.

Zoom Operating Group believes that its current cash will be sufficient to fund its working capital requirements for at least the next twelve months. However, Zoom Operating Group may need to raise additional funds to support capital expansion, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements. Zoom Operating Group cannot assure you that additional funding will be available to it in amounts or on terms acceptable to Zoom Operating Group. If sufficient funds are not available or are not available on acceptable terms, Zoom Operating Group's ability to fund its expansion, take advantage of acquisition opportunities, develop or enhance its services or products, or otherwise respond to competitive pressures would be significantly limited. If appropriate opportunities arise, Zoom Operating Group intends to acquire businesses; technologies, services or products that it believes are strategic.

The lease on Jiangsu Leimone's corporate office and production space expired in January 2010 and our manufacturing equipment from Jiangsu Leimone has been relocated to TCB Digital in Tianjin. We may not be able to acquire a lease on another suitable property, or a lease on a suitable property at a comparable cost.

The lease on Jiangsu Leimone's corporate office and production space expired in January 2010, and we currently maintain office space only on a month to month basis. We have already relocated Jiangsu Leimone's manufacturing equipment to TCB Digital's facilities in Tianjin as of April 30, 2010. In the event we need to restart production in Jiangsu, we would need to relocate into another suitable property, which we may not be attainable at a comparable cost in a timely manner. Even if we are able to do so, we would incur significant moving expenses and manufacturing delays.

Risks Related to Our Industry

If Zoom Operating Group cannot keep pace with market changes and produce mobile phones with new technologies and features in a timely and cost-efficient manner to meet its customers' requirements and preferences, the growth and success of its business will be materially adversely affected.

The mobile handset market in China is characterized by changing consumer preferences with respect to style and functionality, increasing demand for new and advanced technologies and features, rapid product obsolescence and price erosion, evolving industry standards, intense competition and wide fluctuations in product supply and demand. If Zoom Operating Group cannot keep pace with market changes and produce new mobile handsets in a timely and cost-efficient manner to meet its customers' requirements and preferences, the growth and success of its business will be materially adversely affected.

Zoom Operating Group experiences intensive competition from its Electronics Manufacturing Service ("EMS") competitors; Zoom Operating Group's failure to maintain its relationship with clients may have material adverse impact on its business and profitability.

In recent years, more and more EMS providers have invested heavily in the northern part of China and particularly in the Bo Hai area where Tianjin city is located. Zoom Operating Group's OEM customers are also giving more orders to other EMS providers to balance their need and reduce their risk. Zoom Operating Group will attempt to provide better services and higher quality products to attract more customers and reduce its risk from fierce competition.

Competition in mobile phone manufacture and sales is intense. Zoom Operating Group's failure to maintain or improve its market position and respond successfully to changes in the competitive landscape may have a material adverse impact on its business and results of operations.

The mobile handset manufacturing industry in China is intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product portfolios, price, operational and manufacturing efficiency, technical performance, product features, quality, customer support and brand recognition. Zoom Operating Group faces significant competition from a number of competitors, including domestic mobile handset producers such as Bird Ningbo Co., Ltd, Haier Telecom Co. Ltd., Konka Group Co., Ltd, Lenovo Group Limited, and TCL Communication Technology Holdings Limited, and a number of large multinational mobile handset producers, such as LG Electronics Ltd., Motorola Inc., Nokia Corporation, Samsung Electronics Co.,

Ltd., and Sony Ericsson Mobile Communications (China) Co., Ltd.. Many of Zoom Operating Group's competitors have longer operating histories, greater name recognition, significantly larger market shares, access to larger customer bases and significantly greater economies of scale and financial, sales and marketing, manufacturing, distribution, technical and other resources than Zoom Operating Group does. Some of these competitors have used, and will probably continue to use, more aggressive pricing strategies, greater amounts of sales incentives and subsidies for distributors, retailers and customers, more successful design approaches, and more advanced technologies. In addition, some competitors have chosen to focus on building products based on commercially available components, which may enable them to introduce these products faster and with lower levels of research and development spending than Zoom Operating Group. Furthermore, consolidation among the industry participants in China may potentially result in stronger competitors that are better able to compete as end-to-end suppliers as well as competitors who are more specialized in particular areas and geographic markets. This could have a material adverse effect on Zoom Operating Group's business, financial condition, results of operations and prospects.

Zoom Operating Group may be unable to manage rapid growth and a changing operating environment, which could adversely affect its ability to serve its customers and could harm its business.

Zoom Operating Group has experienced rapid growth over the last few years. Zoom Operating Group has limited operational, administrative and financial resources, which may be inadequate to sustain its current growth rate. If Zoom Operating Group is unable to manage its growth effectively, the quality of its solutions could deteriorate and its business may suffer. As its customer base increases and it enters new end-markets, Zoom Operating Group will need to:

  increase its investments in personnel, research and development capabilities, facilities and other operational areas;

  continue training, motivating and retaining its existing employees, and attract and integrate new qualified employees;

  develop and improve its operational, financial, accounting and other internal systems and controls; and

  take enhanced measures to protect any proprietary technology or technological capability it develops.

Any failure to manage Zoom Operating Group's growth successfully could distract management's attention and result in its failure to serve its customers and harm its business.

We have depended on a small number of customers for the vast majority of our sales. A reduction in business from any of these customers could cause a significant decline in our sales and profitability.

The vast majority of our sales are generated from a small number of customers. During the year ended December 31, 2010, we had three customers that generated revenues of at least 10% of our total revenues, with our largest customer accounted for 21% of our revenues. We believe that we may continue to depend upon a small number of customers for a significant majority of our sales in the future, and the loss or reduction in business from any of these customers could cause a significant decline in our sales and profitability.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for Zoom Operating Group's products and materially adversely affect its competitive position.

Zoom Operating Group conducts substantially all of its operations and generates most of its revenues in China. Accordingly, its business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

  the higher level of government involvement;

  the early stage of development of the market-oriented sector of the economy;

  the rapid growth rate;

  the higher level of control over foreign exchange; and

  the allocation of resources.

While the PRC economy has grown significantly since the late 1970s, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on Zoom Operating Group. For example, Zoom Operating Group's financial condition and results of operations may be adversely affected by government control over the telecommunications industry, capital investments or changes in tax regulations that are applicable to it.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and imposing policies that impact particular industries or companies in different ways. For example, efforts by the PRC government to slow the pace of growth of the PRC economy could result in decreased capital expenditure by mobile telecommunication network operators, which in turn could reduce demand for its products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of mobile communications investments and expenditures in China, which in turn could lead to a reduction in demand for Zoom Operating Group's products and consequently have a material adverse effect on its business and prospects. In particular, any adverse change in the PRC government's policies towards the mobile communications industry may have a material adverse effect on Zoom Operating Group's business.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

Most PRC companies historically have been less focused on establishing Western style management and financial reporting concepts and practices, as well as modern banking, computer and other internal control systems, than companies in the U.S. and certain other Western countries. We may have difficulty in hiring and retaining a sufficient number of qualified internal control employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data, preparing financial statements, books of account and corporate records, and instituting business practices that meet Western standards.

Zoom Technologies' subsidiary in the business of distributing cellular service and products for T-Mobile USA is in a highly competitive business and is subject to volatility in the U.S. wireless industry.

The Company's ownership of 55% of Portables Unlimited LLC ("PULLC"), a cellular service and product distributor for T-Mobile USA, posts the following potential risks that may significantly affect the performance of the Company.

  although cellular service has become a necessity but other competing technologies may arise that replace cellular technology;

  health risks may arise from usage of cellular phones and sales may be adversely effected;

  T-Mobile may choose to change their business structure away from non-T-Mobile owned locations thus putting dealer distribution at risk;

  the US Government may change certain regulations regarding cellular usage that can result in decreasing handset sales;

  PULLC may lose its contract to distribute wireless services for T-Mobile, despite PULLC having a long history & track record with T-Mobile;

  T-Mobile may adversely adjust commission rates or residual rates payable to PU LLC thus decreasing profitability;

  sub-dealers other than the "Exclusive T-Mobile" authorized locations may choose to sell for another wireless service provider;

  the RF network T-Mobile provides may become obsolete or overcrowded due to growth or neglect thus negatively effecting customer growth;

  new handset demand for the more expensive LTE/4G system may not catch on, thus decreasing sales volume;

  new wireless tablet sales may decrease thus slowing down sales volume;

  T-Mobile's competitors may become increasingly aggressive and may hurt T-Mobile sales volume or margin for both our exclusive retailer locations, and non-exclusive sub-dealers;

  retail leases may expire and locations may be forced to close due to the impact of the economy; and

  key individuals though retained by management agreement may not be able to adequately operate PULLC as the industry evolves.

USE OF PROCEEDS

The consideration received by the Company for the sale of 583,333 shares of common stock in this offering is the cancellation of $752,500 that the Company owes to Maxim Partners LLC in connection with fees owed to Maxim Partners LLC as M&A advisor in the Company's acquisition of Portables Unlimited LLC in October 2011. The Company will not receive "new funds" in connection with the sale.

DILUTION

Our net tangible book value on September 30, 2011 was approximately $56.52 million or approximately $3.56 per share of common stock. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares of common stock outstanding.

After giving effect to the sale of 583,333 shares of common stock offered by us in this offering at a price of $1.29 per share, less other estimated expenses of this offering payable by us, our adjusted net tangible book value on September 30, 2011 would have been approximately $57.11 million, or $3.60 per share of common stock. This represents an immediate increase in net tangible book value of $0.04 per share to our existing stockholders and an immediate increase of $2.30 per share to anyone who purchases our common stock in the offering. The following table illustrates this calculation on a per share basis, assuming that we sell all of the shares we are offering:

Public offering price per share		$1.29
Net tangible book value per share as of September 30, 2011	$3.56
Increase per share attributable to the offering	$0.04

Adjusted net tangible book value per share as of September 30, 2011 after giving effect to the offering		$3.60

Increase per share to new investors		$2.31

The foregoing table is based on 15,884,557 shares of common stock outstanding at September 30, 2011, which does not take into effect (i) further dilution to new investors that could occur upon the exercise of outstanding options and warrants having a per share exercise price less than the public offering price, (ii) further dilution due to common stock issuable as described below, and (iii) operations of the Company from September 30, 2011 to the date hereof.

In addition, the calculations in the foregoing table do not take into account, as of September 30, 2011:

•

1,757,000 shares of our common stock issuable upon exercise of stock options outstanding under our 2009 Equity Incentive Compensation Plan as of that date, at a weighted average exercise price of $3.59 per share and 743,000 shares of our common stock available for future grant or issuance pursuant to such plan; and

•

131,350 shares of our common stock issuable upon exercise of stock options outstanding under our company's prior plans that were in place prior to the reverse acquisition on September 22, 2009, at a weighted average exercise price of $1.79 per share; and

•	4,466,190 shares of our common stock issuable upon the exercise of warrants outstanding as of that date, at a weighted average exercise price of $4.09 per share.

To the extent that any of our outstanding options or warrants are exercised, we grant additional options under our stock option plans or issue additional warrants, or we issue additional shares of common stock in the future, there may be further dilution.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, liabilities, stockholders' equity and capitalization as of September 30, 2011 on an actual basis, and on an adjusted basis to give effect to the sale of common stock in this offering, based on the public offering price and after deducting the underwriting discounts and commissions and estimated expenses related to this offering payable by us. You should read this table in conjunction with our consolidated financial statements and the related notes, thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information incorporated by reference into this prospectus supplement.

	As of September 30, 2011
	Actual	As Adjusted

Cash and equivalents	$ 5,851,519	$ 6,604,019

Current liabilities
Short-term loans	30,347,636	30,347,636
Notes payable	26,148,896	26,148,896
Accounts payable	1,323,925	1,323,925
Accrued expenses and other payables	1,299,128	1,299,128
Advance from customers	2,019,302	2,019,302
Taxes payable	5,705,597	5,705,597
Interest payable	57,205	57,205
Dividends payable	618,998	618,998
Billings in excess of revenue - R&D contracts	88,010	88,010
Due to related parties	3,885,951	3,885,951

Total current liabilities	71,494,648	71,494,648

Long-term payables	290,000	290,000
Long-term loan	12,831	12,831

Total liabilities	71,797,479	71,797,479

Stockholders' equity
Common stock: authorized 35,000,000 shares, par value $0.01
Issued 15,886,237 shares and outstanding 15,884,557 shares;
and Issued 15,275,572 shares and outstanding 15,273,892
shares at September 30, 2011 and December 31, 2010	158,846	164,679
Deferred expenses	(70,827)	(70,827)
Additional paid-in capital	40,951,058	41,697,724
Treasury shares: 1,680 shares at cost	(7,322)	(7,322)
Statutory surplus reserve	682,528	682,528
Accumulated other comprehensive income	1,884,757	1,884,757
Retained earnings	24,054,182	24,054,182

Total stockholders' equity	67,653,222	68,405,722
Noncontrolling interest	3,152,952	3,152,952

Total Capitalization	$ 142,603,653	$ 143,356,153

PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the NASDAQ Capital Market under the symbol "ZOOM." The table below sets forth, for the calendar quarters indicated, the high and low sale prices for the securities as reported on the NASDAQ Capital Market in U.S. dollars.

	High	Low
Year ended December 31, 2011
Third Quarter	$ 2.73	$ 1.50
Second Quarter	$ 5.08	$ 2.01
First Quarter	$ 4.69	$ 3.28

Year ended December 31, 2010
Fourth Quarter	$ 5.67	$ 3.36
Third Quarter	$ 5.75	$ 3.34
Second Quarter	$ 7.50	$ 4.99
First Quarter	$ 8.95	$ 5.41

Year ended December 31, 2009
Fourth Quarter	$ 11.29	$ 4.90
Third Quarter	$ 14.20	$ 1.25
Second Quarter	$ 2.68	$ 1.01
First Quarter	$ 2.10	$ 0.45

The closing price of our common stock on December 13, 2011 was $1.29 as quoted on the NASDAQ Capital Market.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We intend to retain any future earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. Any dividends paid will be solely at the discretion of our Board of Directors.

PLAN OF DISTRIBUTION

We are offering to sell the securities being offered pursuant to this prospectus directly to Maxim Partners LLC without the use of an underwriter, dealer or agent, and therefore no discounts, concessions or commissions will be paid. The consideration to be received by the Company in the sale of the securities is the cancellation in full of $752,500 of M&A fees owed to Maxim Partners LLC. The Company will not receive "new funds" in connection with the sale.

Maxim Partners LLC may from time to time, and in its sole discretion, resell the securities into the open market at prevailing market prices. Maxim has advised us that no special selling efforts will be used in the resale of the securities, if any.

The transfer agent for our common stock is Computershare Trust Company, N.A.

Our common stock is quoted on the NASDAQ Capital Market under the symbol "ZOOM".

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

Goldman Kurland Mohidin LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus supplement forms a part. Our financial statements are incorporated by reference in reliance on Goldman Kurland Mohidin LLP's report, given on their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus supplement. The information incorporated by reference is an important part of this prospectus supplement and information that we file subsequently with the SEC will automatically update this prospectus supplement. We incorporate by reference the documents listed below, and any filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the time that we sell all the securities offered by this prospectus supplement (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K):

  our Annual Report on Form 10-K as filed with the SEC on March 29, 2011;
  our Quarterly Reports on Form 10-Q as filed with the SEC on May 16, 2011, August 15, 2011 and November 15, 2011;
  our Current Report on Form 8-K as filed with the SEC on September 28, 2009 which contained historical financial statements of the accounting acquirer; and our Current Reports on Form 8-K as filed with the SEC on January 5, 2011, January 6, 2011, May 25, 2011, October 18, 2011, November 1, 2011 and November 4, 2011;
  our definitive Information Statement (Schedule 14C) filed with the SEC on April 4, 2011;
  our definitive Proxy Statement (Schedule 14A) for our 2011 Annual Stockholders' Meeting filed with the SEC on November 22, 2011;
  the description of the Registrant's common stock contained in our Form 8-A filed on March 4, 2002, and as it may be further amended from time to time, under the caption "Description of Capital Stock";
  all documents that the Registrant files with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act subsequent to the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement that indicates that all securities offered under this prospectus have been sold, or that deregisters all securities then remaining unsold, will be deemed to be incorporated in this registration statement by reference and to be a part hereof from the date of filing of such documents; and
  The description of our common stock on Form S-4 filed with the SEC on November 30, 2001.

In addition, we will furnish without charge to each person, including any beneficial owner, to whom a prospectus supplement and accompanying prospectus is delivered, on written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference in this prospectus supplement or the accompanying prospectus or into such documents). Such requests may be directed to:

Zoom Technologies, Inc.
136 First Street
Nanuet, NY 10954
Attn: Anthony K. Chan

In accordance with Section 412 of the Exchange Act, any statement contained in a document we incorporate by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered by this prospectus. This prospectus is part of that registration statement and does not contain all the information included in the registration statement. For further information with respect to our common stock and us, you should refer to the registration statement, its exhibits and the material incorporated by reference therein. Portions of the exhibits have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document. The registration statement may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549 and the Regional Offices at the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. Copies of those filings can be obtained from the Commission's Public Reference Section, Judiciary Plaza, 100 F Fifth Street, N.E., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information. We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission's public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission.

PROSPECTUS

ZOOM TECHNOLOGIES, INC.

750,000 Shares

Common Stock

Warrants

We may offer, from time to time, in one or more series:

  shares of common stock; and

  warrants.

The securities:

  a maximum of 750,000 shares that may be issued separately, an indeterminate number of warrants to purchase up to a maximum of 750,000 shares, and up to a maximum of 750,000 shares underlying such warrants;

  will be offered at prices and on terms to be set forth in one or more accompanying prospectus supplements;

  may be denominated in U.S. dollars or in other currencies or currency units;

  may be offered separately or together, or in separate series; and

  may be listed on a national securities exchange, if specified in an accompanying prospectus supplement.

Each time we offer securities, we will provide a prospectus supplement containing more specific information about the particular offering and attach it to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement that includes a description of the method and terms of the offering.

Our common stock is listed on the NASDAQ Capital Market under the symbol "ZOOM." On January 16, 2009, the closing sale price of our common stock on the NASDAQ Capital Market was $0.99 per share.

As of January 16, 2009, the aggregate market value of our outstanding common stock held by non- affiliates was approximately $1,586,446, based on 1,871,058 shares of outstanding common stock, of which 1,602,471 shares were held by non-affiliates, and a per share price of $0.99 based on the closing sale price of our common stock on that date. We have not offered any securities during the period of 12 calendar months immediately prior to, and including, the date of this prospectus pursuant to General Instruction I.B.6. of Form S-3.

Investing in our securities involves risks. See "Risk Factors" on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 16, 2009.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

RISK FACTORS

OUR COMPANY

FORWARD-LOOKING STATEMENTS

USE OF PROCEEDS

DESCRI PTION OF COMMON STOCK

DESCRI PTION OF WARRANTS

PLAN OF DISTRIBUTION

LEGAL MATTERS

EXPERTS

WHERE YOU CAN FIND MORE INFORMATION

INCORPORATION OF DOCUMENTS BY REFERENCE

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) using a "shelf" registration process. Under this shelf registration process, we may offer from time to time, in one or more offerings, a maximum of 750,000 shares that may be issued separately, an indeterminate number of warrants to purchase up to a maximum of 750,000 shares, and up to a maximum of 750,000 shares underlying such warrants. Each time we offer securities, we will provide you with a prospectus supplement that describes the specific amounts, prices and terms of the securities we offer. The prospectus supplement also may add, update or change information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement together with additional information described below under the caption "Where You Can Find More Information."

This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about us or our securities offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described below under the heading "Where You Can Find More Information."

You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. We have summarized certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of what we discuss in this prospectus.

You should rely only upon the information contained or referred to in this prospectus, any prospectus supplement and the registration statement of which this prospectus is a part. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under "Risk Factors" in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, and in any updates to those Risk Factors in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

OUR COMPANY

Overview

We design, produce, market, sell, and support broadband and dial-up modems, Voice over Internet Protocol or "VoIP" products and services, Bluetooth wireless products, and other communication-related products. Our primary objective is to build upon our position as a leading producer of Internet access devices, and to take advantage of a number of trends in communications including enhanced Internet access, higher data rates, and voice calls traveling over the Internet.

Dial-up modems were Zoom's highest revenue category for many years. Generally our sales of dial-up modems have been declining and other product categories have become increasingly important.

Our dial-up modems connect personal computers and other devices to the local telephone line for transmission of data, fax, voice, and images. Our dial-up modems enable personal computers and other devices to connect to other computers and networks, including the Internet and local area networks, at top data speeds up to 56,000 bits per second.

In response to increased demand for faster connection speeds, we have expanded our product line to include DSL modems, cable modems, and related broadband access products. Our Asymmetric Digital Subscriber Line modems, known as ADSL modems or DSL modems, provide a high-bandwidth connection to the Internet through a telephone line that typically connects to compatible DSL equipment in or near the central telephone office. Zoom is shipping a broad line of DSL modems. Some are fairly basic, designed to connect to the USB port of a Windows computer or the Ethernet port of a computer, router, or other device. Other Zoom DSL modems are more complex, and may include a router, a four-port switch, a firewall, a wireless access point, and other enhanced features. For a given DSL hardware platform, we often provide model variations with a different power supply, filters, firmware, packaging, or other customer-specific items.

Cable modems provide a high-bandwidth connection to the Internet through a cable-TV cable that connects to compatible equipment that is typically at or near the cable service provider. We began shipping cable modems during 2000. Our cable modem customers in the U.S. and other countries are primarily focused on the retail sector.

We are currently shipping VoIP products which enable broadband users to make phone calls through the Internet, potentially lowering the cost of the call and providing other benefits such as the ability to manage and track calls using a Web browser. 2005 shipments included a multi-function DSL gateway with VoIP, and we also shipped a router with VoIP for use with either a DSL modem or cable modem. In February 2006 we began shipping the first products in a line of analog telephone adapters (ATAs), which connect to a router and one or more phones, and provide VoIP capabilities to the connected phones.

Some of our VoIP products are targeted for sale to service providers, and some others are targeted for sale through our sales channels to end-users. Some of Zoom's VoIP products benefit from Zoom's Global VillageT VoIP service. Global Village's VoIP service enables an end-user to make free VoIP phone calls to end-users of several VoIP service providers, including Global Village, and also allows a user to pay to call almost any phone in the world. Zoom also has a private-label VoIP service called VoIP ASAP, which enables a service provider to offer VoIP service using that service provider's name and logo.

Zoom's product line includes wireless products, including wireless-G network products and Bluetoothr products.

Corporate Information

We are incorporated in Delaware under the name Zoom Technologies, Inc. We conduct our business through our operating subsidiary, Zoom Telephonics, Inc. Zoom Telephonics, Inc., was originally incorporated in New York in 1977 and changed its state of incorporation to Delaware in 1993. Our principal executive offices are located at 207 South Street, Boston, MA 02111 and our telephone number is (617) 423-1072. Our web site address is www.zoom.com . Information on our web site is not part of this prospectus.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus, any prospectus supplement, and the documents we incorporate by reference contains forward-looking statements within the meaning of the federal securities laws. You should not rely on forward-looking statements in this prospectus, any prospectus supplement, and the documents we incorporate by reference. Forward-looking statements typically are identified by use of terms such as "anticipate," "believe," "plan," "expect," "future," "intend," "may," "will," "should," "estimate," "predict," "potential," "continue," and similar words, although some forward-looking statements are expressed differently. This prospectus, any prospectus supplement, and the documents we incorporate by reference may also contain forward- looking statements attributed to third parties relating to their estimates regarding the growth of our markets. All forward-looking statements address matters that involve risk and uncertainties, and there are many important risks, uncertainties and other factors that could cause our actual results, as well as those of the markets we serve, levels of activity, performance, achievements and prospects, to differ materially from the forward-looking statements contained in this prospectus, any prospectus supplement, and the documents we incorporate by reference.

You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, any prospectus supplement, and the documents we incorporate by reference, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus, any prospectus supplement, and the documents we incorporate by reference. Except as required by law, we undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

Except as otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the securities covered by this prospectus for general corporate purposes. When a particular series of securities is offered, the prospectus supplement relating to that offering will set forth our intended use of the net proceeds received from the sale of those securities.

DESCRIPTION OF COMMON STOCK

The following description summarizes the material terms and provisions of our common stock. The following summary description of our common stock is based on the provisions of our Certificate of Incorporation and Bylaws, which are incorporated herein by reference and the applicable provisions of Delaware General Corporation Law. This information is only a summary and is qualified in its entirety by reference to our Certificate of Incorporation and Bylaws and the applicable provisions of Delaware General Corporation Law.

We are authorized to issue 25,000,000 shares of common stock. As of January 16, 2009, there were outstanding:

  1,871,058 shares of common stock outstanding;

  288,700 shares issuable upon the exercise of options issued pursuant to our current stock option plans; and

  755,189 shares issuable upon the exercise of options available for future grant under our stock option plans.

The holders of our common stock are entitled to receive dividends out of legally available assets at such times and in such amounts as our Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not authorized.

Our common stock is not subject to conversion or redemption and holders of our common stock are not entitled to preemptive rights. Upon the liquidation, dissolution or winding up of our company, the remaining assets legally available for distribution to stockholders, after payment of claims or creditors, are distributable ratably among the holders of our common stock outstanding at that time. Each outstanding share of common stock is fully paid and nonassessable.

Anti-Takeover Effects of Provisions of Delaware Law

Provisions of Delaware law and our Certificate of Incorporation, as amended, and Bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our Board of Directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

Anti-Takeover Effects of Provisions of Our Charter Documents

Our Bylaws do not permit stockholders to call a special meeting of stockholders. Our Bylaws provide that special meetings of the stockholders may be called only by a majority of the members of our Board of Directors or our President. Our Bylaws require that all stockholder actions be taken by a vote of the stockholders at an annual or special meeting, and do not permit our stockholders to act by written consent without a meeting. Our Bylaws provide for an advance notice procedure for stockholder proposed nominations of persons for election to the Board of Directors. At an annual meeting, stockholders may only consider nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors. Our Bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol "ZOOM.".

Transfer Agent

The transfer agent for our common stock is Computershare located at 1745 Gardena Avenue, Glendale CA 91204.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. If we so indicate in the prospectus supplement, the terms of any warrants offered under that prospectus supplement may differ from the terms described below. Specific warrant agreements will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement which includes this prospectus.

General

We may issue warrants for the purchase of common stock in one or more series. We may issue warrants independently or together with common stock, and the warrants may be attached to or separate from the common stock.

We will evidence each series of warrants by warrant certificates that we may issue under a separate agreement. We may enter into the warrant agreement with a warrant agent. We will indicate the name and address of any such warrant agent in the applicable prospectus supplement relating to a particular series of warrants.

We will describe in the applicable prospectus supplement the terms of the series of warrants, including:

  the offering price and aggregate number of warrants offered;

  the currency for which the warrants may be purchased, if not United States dollars;

  if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

  if applicable, the date on and after which the warrants and the related securities will be separately transferable;

  the number of shares of common stock purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon such exercise;

  the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

  the terms of any rights to redeem or call the warrants;

  any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

  the dates on which the right to exercise the warrants will commence and expire;

  the manner in which the warrant agreement and warrants may be modified;

  any material federal income tax consequences of holding or exercising the warrants;

  the terms of the common stock issuable upon exercise of the warrants; and

  any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of our common stock including, the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder to purchase common stock at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. Eastern Time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent.

Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the common stock purchased upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Enforceability of Rights by Holders of Warrants

Any warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

If a warrant holder exercises only part of the warrants represented by a single certificate, the warrant agent will issue a new warrant certificate for any warrants not exercised. Unless the prospectus supplement states otherwise, no fractional shares will be issued upon exercise of warrants, but we will pay the cash value of any fractional shares otherwise issuable.

The exercise price and the number of shares of common stock for which each warrant can be exercised will be adjusted upon the occurrence of events described in the warrant agreement, including the issuance of a common stock dividend or a combination, subdivision or reclassification of common stock.

Unless the prospectus supplement states otherwise, no adjustment will be required until cumulative adjustments require an adjustment of at least 1% in the exercise price. From time to time, we may reduce the exercise price as may be provided in the warrant agreement.

Unless the prospectus supplement states otherwise, if we enter into any consolidation, merger, or sale or conveyance of our property as an entirety, the holder of each outstanding warrant will have the right to acquire the kind and amount of shares, other securities, property or cash receivable by a holder of the number of shares of common stock into which the warrants were exercisable immediately prior to the occurrence of the event.

Modification of the Warrant Agreement

The warrant agreements may permit us and the warrant agent, if any, without the consent of the warrant holders, to supplement or amend the agreement in the following circumstances:

  to cure any ambiguity;

  to correct or supplement any provision which may be defective or inconsistent with any other provisions; or

  to add new provisions regarding matters or questions that we and the warrant agent may deem necessary or desirable and which do not adversely affect the interests of the warrant holders.

PLAN OF DISTRIBUTION

Pursuant to General Instruction I.B.6 of Form S-3, we are permitted to use the registration statement of which this prospectus forms a part to sell a maximum amount of securities equal to one-third of the aggregate market value of our outstanding, publicly held voting and non-voting common equity in any 12 month period. We may, from time to time, offer and sell the securities registered hereby up to this maximum amount.

We may sell the securities described in this prospectus through underwriters or dealers, through agents, or directly to one or more purchasers or through a combination of these methods. The applicable prospectus supplement will describe the terms of the offering of the securities, including:

  the name or names of any underwriters, if any, and if required, any dealers or agents;

  the purchase price of the securities and the proceeds we will receive from the sale;

  any underwriting discounts and other items constituting underwriters' compensation;

  any discounts or concessions allowed or reallowed or paid to dealers; and

  any securities exchange or market on which the securities may be listed.

We may distribute the securities from time to time in one or more transactions at:

  a fixed price or prices, which may be changed;

  market prices prevailing at the time of sale;

  varying prices determined at the time of sale related to such prevailing market prices; or

  negotiated prices.

Only underwriters named in the prospectus supplement will be underwriters of the securities offered by the prospectus supplement.

If we use underwriters in the sale, they will acquire the securities for their own account and may resell the securities from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

If we use a dealer in the sale of the securities being offered pursuant to this prospectus or any prospectus supplement, we will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

We may sell the securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement.

We may authorize agents or underwriters to solicit offers by institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

In connection with the sale of the securities, underwriters, dealers or agents may receive compensation from us or from purchasers of the securities for whom they act as agents in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities, and any institutional investors or others that purchase securities directly and then resell the securities, may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act.

Market Making, Stabilization and Other Transactions

Our common stock is listed on the NASDAQ Capital Market. Any common stock sold pursuant to a prospectus supplement will be eligible for listing and trading on the NASDAQ Capital Market, subject to official notice of issuance. Unless the applicable prospectus supplement states otherwise, each series of warrants will be a new issue and will have no established trading market. The applicable prospectus supplement will indicate if we elect to list a series of warrants on an exchange. Any underwriters that we use in the sale of securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter also may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the security originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the security to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative Transactions and Hedging

We, the underwriters or other agents may engage in derivative transactions involving the securities. These derivatives may consist of short sale transactions and other hedging activities. The underwriters or agents may acquire a long or short position in the securities, hold or resell the securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we may enter into security lending or repurchase agreements with the underwriters or agents. The underwriters or agents may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters or agents may also use the securities purchased or borrowed from us or others (or, in the case of derivatives, securities received from us in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Electronic Auctions

We may also make sales through the Internet or through other electronic means. Since we may from time to time elect to offer securities directly to the public, with or without the involvement of agents, underwriters or dealers, utilizing the Internet or other forms of electronic bidding or ordering systems for the pricing and allocation of such securities, you will want to pay particular attention to the description of that system we will provide in a prospectus supplement.

Such electronic system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms and conditions at which such security is sold. These bidding or ordering systems may present to each bidder, on a so-called "real-time" basis, relevant information to assist in making a bid, such as the clearing spread at which the offering would be sold, based on the bids submitted, and whether a bidder's individual bids would be accepted, prorated or rejected. Of course, many pricing methods can and may also be used.

Upon completion of such an electronic auction process, securities will be allocated based on prices bid, terms of bid or other factors. The final offering price at which securities would be sold and the allocation of securities among bidders would be based in whole or in part on the results of the Internet or other electronic bidding process or auction.

General Information

We may provide agents and underwriters with indemnification against particular civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business. We will describe in the prospectus supplement the nature of any such relationship and the name of the parties involved.

LEGAL MATTERS

The validity of the securities offered will be passed upon for us by Cozen O'Connor, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements and schedule of Zoom Technologies, Inc. appearing in our Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by UHY LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Later information filed with the Securities and Exchange Commission will update and supersede this information.

We incorporate by reference the documents listed below, all filings filed by us pursuant to the Exchange Act after the date of the initial registration statement of which this prospectus forms a part prior to effectiveness of such registration statement, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the time that all securities covered by this prospectus have been sold; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K:

  Our Annual Report on Form 10-K for the year ended December 31, 2008.

  Our Current Reports on Form 8-K filed February 3, 2009 (two reports were filed on such date).

  The description of our common stock contained in our registration statement on Form 8-A filed on March 4, 2002, and any amendment or report filed for the purpose of updating that description.

An updated description of our common stock is included in this prospectus under "Description of Common Stock."

You may request a copy of these filings, at no cost, by contacting us at:

Zoom Technologies, Inc.
Attn: Corporate Secretary
207 South Street
Boston, Massachusetts 02111
(617) 423-1072

ZOOM TECHNOLOGIES, INC.

750,000 Shares

Common Stock
Warrants

PROSPECTUS

March 16, 2009

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of these securities.